12/3/14



SEC 14030322 ISSION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 68490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/13 AND ENDING 6/30/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashmore Investment Management (US) Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz + Company LLP
(Name – if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ashmore

Ashmore Investment Management (US) Corporation
122 East 42nd Street, Suite 5005
New York, NY 10168
Telephone: 212 661 0061
Facsimile: 212 661 0334


SEC MAIL PROCESSING SECTION
RECEIVED
DEC 03 2014
194

November 25, 2014

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam

With regard to the audited financial statements submitted for Ashmore Investment Management (US) Corporation (FINRA CRD # 152920) in August 2014, please find attached the Exemption letter that should have accompanied the statements. We apologize for any inconvenience. Please contact Chris Tsutsui at 212-661-0061 or chris.tsutsui@ashmoregroup.com if you have any questions.

Sincerely.

Chris Tsutsui
Ashmore Investment Management (US) Corporation

RECEIVED
2014 DEC 10 PM 3:00
SEC / MR

Ashmore Investment Management (US) Corporation
122 East 42nd Street, Suite 5005
New York, NY 10168

August 5, 2014

To Whom It May Concern,

Ashmore Investment Management (US) Corporation (the "Company") claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of public and private funds and the Company does not maintain customer accounts or handle customer funds. The Company met this exemption provision through the fiscal year ended June 30, 2014 without exception.

Very truly yours,



Chris Tsutsui
Chief Financial Officer
Ashmore Investment Management (US) Corporation